UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Appointment of Richard Haythornthwaite to the Board of Directors.

On February 13, 2019, the board of directors of Globant S.A. (the “Company”) appointed Richard Haythornthwaite to serve as a director, effective immediately. Mr. Haythornthwaite’s appointment fills the vacancy on the board of directors created by David J. Moore’s resignation on July 24, 2018. Mr. Haythornthwaite will stand for election by the Company’s shareholders at the Company’s next annual meeting.

Mr. Haythornthwaite has served as the chief executive officer, chairman and senior executive at several U.S. and non-U.S. multinational companies. He currently serves as the non-executive chairman of two publicly-traded companies, Mastercard Incorporated (NYSE: MA) and Centrica plc (LSE: CAN). In addition, he serves as the non-executive chairman of QiO Technologies Ltd, an industrial artificial intelligence company, ARC International Holdings, a global glass tableware manufacturer, and Glass Holdings SA, the parent company of ARC International Holdings. He also serves as an advisory partner at Moelis & Company and as a member of the Bahrain International Advisory Board. Mr. Haythornthwaite received a master’s degree in business management from the Massachusetts Institute of Technology, where he was a Sloan Fellow, and a master’s degree in geology from The Queen’s College, Oxford.

Mr. Haythornthwaite will receive compensation for his services on the Board in accordance with the standard compensatory arrangements for independent directors as described in the Company’s Annual Report on Form 20-F.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602 and 333-211835), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ Sol Mariel Noello
Name: Sol Mariel Noello
Title: General Counsel

Date: February 14, 2019